

Mail Stop 3561

June 4, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Lewis Booth, Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

      Re: **Ford Motor Company**
           Form 10-K for the year ended December 31, 2008
           File No. 1-3950

Dear Mr. Booth:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief